LVH_6K_May 15 2007

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 15, 2007

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 100, 1255 West Pender Street

Vancouver, B.C. Canada V6E 2V1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 99.1

Interim Financial Statements March 31, 2007

Exhibit 99.2

Interim MD&A March 31, 2007

Exhibit 31.1

Certification CEO (Sec 302)

Exhibit 31.2

Certification CFO (Sec 302)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: May 15, 2007